Exhibit 5

British American Tobacco p.l.c.

4 December 2025

Proposed Block Trade of ITC Hotels Shares

British American Tobacco p.l.c. (“BAT” or the “Group”) announces that its wholly-owned subsidiaries, Tobacco Manufacturers (India) Limited, Myddleton Investment Company Limited and Rothmans International Enterprises Limited, intend to sell between 7 per cent and c.15.3 per cent of the issued ordinary share capital in ITC Hotels Limited (“ITC Hotels”) (the “Block Trade Shares”) to investors by way of an accelerated bookbuild process (the “Block Trade”), subject to customary closing conditions. The final number of shares sold will be determined to optimise the overall pricing outcome to the Group.

The proceeds will be used to progress to within the target 2-2.5x adjusted net debt/adjusted EBITDA leverage corridor (adjusted for Canada) by the end of 2026.

Established in 1975, the business of ITC Hotels has grown to encompass over 140 hotels across 90+ destinations in the Indian subcontinent. Following a demerger from ITC Limited (“ITC”), ITC Hotels has been trading as a publicly listed entity since January 2025. As a result of its shareholding in ITC at the time of the demerger, BAT holds a c.15.3 per cent shareholding in ITC Hotels.

Tadeu Marroco, Chief Executive of BAT said: “Our direct shareholding in ITC Hotels was a result of the demerger process that was completed by ITC earlier this year. As previously stated, a direct stake in ITC Hotels is not a strategic holding for BAT, therefore, I am pleased that the proceeds from this transaction will further support continued progress towards our stated 2026 leverage corridor.”

Further details of the number of Block Trade Shares sold and the value of net proceeds received will be shared once the transaction has completed.

ENDS

Enquiries

Media Centre
press_office@bat.com | @BATplc

Investor Relations
Victoria Buxton | IR_team@bat.com

Further information

The securities referred to herein will not be, and have not been, registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

About BAT

BAT is a leading global multi-category consumer goods business. Underpinned by world-leading science and research and development, our purpose is to create A Better Tomorrow™ by Building a Smokeless World.

Central to achieving this is the concept of Tobacco Harm Reduction (THR) – the switching of smokers, who would otherwise continue to smoke, from risky forms of combustible tobacco products like cigarettes, to lower risk profile smokeless tobacco and nicotine products. This is outlined further in Omni™, an evidence-based manifesto for change, which captures BAT’s commitment and progress on THR.

BAT employs more than 48,000 people and, in 2024, generated revenue of £25.9bn, with an adjusted profit from operations of £11.9bn.

BAT’s aim is to have 50 million adult consumers of its Smokeless products by 2030 and generate 50% of its revenue from Smokeless products by 2035. With 30.5 million current users – including vapour brand Vuse; heated product brand glo; and modern oral (nicotine pouch) brand Velo – BAT’s new category revenues have climbed to £3.4bn in 2024, with strong progress in profitability.

BAT continues to strive towards reducing its use of virgin raw materials, enhancing the communities in which it operates and working towards net zero across its value chain by 2050. BAT received a “Triple-A” rating from CDP for its 2024 disclosures on Climate Change, Water Security and Forests; and was recently named a Financial Times Climate Leader for the fifth year running.

A sustainability rating or award is not a recommendation to buy, sell or hold securities. A sustainability rating or award may be subject to withdrawal or revision at any time. Each sustainability rating and award should be evaluated separately of any other sustainability rating. The methodologies of any sustainability rating or award presented here may not be the same as those of other sustainability ratings, awards or methodologies that may be used by our stakeholders and may emphasise different aspects of sustainability practices and performance, and, thus, may not be representative of our sustainability performance in all respects.

Forward-looking statements

This release contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our deleverage target, Smokeless customer growth ambitions, Smokeless revenue target and sustainability targets, as well as statements regarding the intended sale of the Block Trade Shares and the intended use of proceeds.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this release are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary Statement”, “Group Principal Risks” and “Group Risk Factors” in the 2024 Annual Report and Form 20-F of BAT.

Additional information concerning these and other factors can be found in BAT’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the BAT website www.bat.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this release and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.